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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 12 )(1)
                                            ----

                                 Presstek, Inc.
        ---------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   741113 10 4
           ---------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
         -------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    | | Rule 13d-1(b)
    | | Rule 13d-1(c)
    |X| Rule 13d-1(d)

--------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2/92)

----------------------                                        -----------------
CUSIP NO. 741113 10 4                13G                      PAGE 2 OF 6 PAGES
----------------------                                        -----------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        DR. LAWRENCE HOWARD

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

       NUMBER OF                2,153,694 AS OF 12/31/01
         SHARES
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY           6    SHARED VOTING POWER
          EACH
       REPORTING                117,134 AS OF 12/31/01
         PERSON
          WITH            ------------------------------------------------------
                           7    SOLE DISPOSITIVE POWER

                                2,153,694 AS OF 12/31/01

                          ------------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                117,134 AS OF 12/31/01

--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,270,828 AS OF 12/31/01

--------------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                       [  ]

--------------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.7%

--------------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON *

        IN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1745 (2/92)

----------------------                                        -----------------
CUSIP NO. 741113 10 4                13G                      PAGE 3 OF 6 PAGES
----------------------                                        -----------------

ITEM 1.

          (a)  NAME OF ISSUER
               Presstek, Inc.

          (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
               55 Executive Drive, Hudson, NH   03051-4903

ITEM 2.   (a)  NAME OF PERSON FILING:
               Dr. Lawrence Howard

          (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: c/o Hudson Partners, LP, 660 Madison Ave., 14th Floor,
               New York, NY   10021

          (c)  CITIZENSHIP:
               United States of America

          (d)  TITLE OF CLASS OF SECURITIES:
               Common Stock

          (e)  CUSIP Number:
               741113 10 4

ITEM 3.

          IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR RULES 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under section 15 of the Exchange Act;

          (b)  [ ] Bank as defined in section 3(a)(6) of the Exchange Act;

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act;

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940;

          (e)  [ ] An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

          (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          None of the above.

----------------------                                        -----------------
CUSIP NO. 741113 10 4                13G                      PAGE 4 OF 6 PAGES
----------------------                                        -----------------

ITEM 4.   OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in ITEM 1.

          (a)  AMOUNT BENEFICIALLY OWNED:

               Dr. Howard may be deemed to beneficially own 2,270,828 shares of Common Stock as of December 31, 2001. Such shares were held as follows:

                    Dr. Howard is the owner of 2,108,694 shares of Common Stock. Dr. Howard is also the record owner as custodian for his minor children of 45,000 shares of Common Stock. Dr. Howard may be deemed to exert sole voting and investment power over such securities.

                    Dr. Howard's wife is the record owner of 35,000 shares of Common Stock. Dr. Howard's wife is also the record owner, as custodian for Dr. Howard's minor children, of 82,134 shares of Common Stock. Dr. Howard may be deemed to exert shared voting and investment power over such securities.

          (b)  PERCENT OF CLASS: 6.7%.

               The foregoing percentage is calculated based on 34,110,906 shares of Common Stock reported by the Issuer to be outstanding as of November 7, 2001 in its report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2001.

          (c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

               Reference is made to Item Nos. 5-9 of the Cover Sheet

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

----------------------                                        -----------------
CUSIP NO. 741113 10 4                13G                      PAGE 5 OF 6 PAGES
----------------------                                        -----------------

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          Not applicable.

----------------------                                        -----------------
CUSIP NO. 741113 10 4                13G                      PAGE 6 OF 6 PAGES
----------------------                                        -----------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     January 28, 2002
                                           ------------------------------------
                                                         (Date)

                                                 /s/ Dr. Lawrence Howard
                                           ------------------------------------
                                                      (Signature)

                                                   Dr. Lawrence Howard
                                           ------------------------------------
                                                      (Name/Title)